Filed by People’s United Financial, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: United Financial Bancorp, Inc.

Commission File No.: 001-35028

Date: July 15, 2019

Explanatory Note: The following are customer talking points distributed to certain People’s United employees on July 15, 2019.

1.	What’s happening?

•	People’s United Bank will acquire United Financial Bancorp, Inc., the holding company for United Bank in a transaction expected to close during the fourth quarter of 2019.

2.	Who is People’s United Bank?

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People’s United Bank, N.A. is a subsidiary of People’s United Financial, Inc. (NASDAQ: PBCT), a diversified financial services company with $48 billion in assets. Founded in 1842, People’s United is a community-based, regional bank in the Northeast offering commercial and retail banking, as well as wealth management and insurance services through a network of nearly 400 retail locations in Connecticut, New York, Massachusetts, Vermont, New Hampshire and Maine.

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People’s United has approximately 5,500 employees. Strong, stable, and growing, People’s United closely aligns with United Bank’s values, an important component of this transition for our employees and customers. People’s United also provides seven-day-a-week Stop & Shop branch locations.

3.	Why did People’s United decide to acquire United Bank?

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People’s United and United Bank share many synergies, including a well-established brand presence, a rich history in the markets we serve (more than 300 combined years of in-market experience), a similar culture and a philosophy in community giving.

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With the fourth largest deposit share in the combined Hartford and Springfield market, a complementary array of commercial and retail capabilities and a shared legacy of community giving, United will solidify People’s United’s presence in the Central Connecticut market and strengthen our franchise in Western Massachusetts.

4.	How will this affect my account?

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Prior to the close of the transaction which may take several months, it is business as usual and customers will see no changes. People’s United will be contacting United Bank customers via mail in the near future to provide important information on the transition of accounts and next steps.

5.	Will the branches I have become familiar with close?

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The Banks’ leadership teams will evaluate the combined branch network to understand how we best serve our collective customers’ needs going forward, and structure our combined branch network accordingly. No final decisions have been made at this point.

6.	What will the advantage of the acquisition be for customers?

•	People’s United Bank has long-been a premier brand in Connecticut who is committed to building meaningful relationships with its customers and communities.

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Customers will benefit from a broader array of retail and commercial products, enhanced access to technology and digital capabilities, as well as the bank’s seven-day-a-week Stop & Shop branch locations.

•	Customers will have greater flexibility and access to capital with the strength and infrastructure of a $50 billion company behind them.

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The People’s United Community Foundation has a strong commitment to community giving. We will continue to positively impact the lives of individuals, families and businesses throughout the Central Connecticut and Western Massachusetts regions.

7.	Customers may learn about this from the media and have questions or concerns.

•	If so, please assure them that it is business as usual until close, which is anticipated to be in the fourth quarter of 2019.

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It is our goal to make this as smooth a transition as possible and People’s United will be communicating with United Bank customers in the very near future to provide more information on how the acquisition will affect their account(s) and banker relationships.

Employees should refer all media inquiries from the press to Steven Bodakowski, Vice President, Corporate Communications, at 203-338-4202.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, People’s United’s and United Financial’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People’s United’s and United Financial’s reports filed with the Securities and Exchange Commission (“SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between People’s United and United Financial; the outcome of any legal proceedings that may be instituted against People’s United or United Financial; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that approval by United Financial shareholders is not obtained, and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the United Financial business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People’s United’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes and capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving People’s United and United Financial. People’s United will file a registration statement on Form S-4 with the SEC, which will include a proxy statement of United Financial and a prospectus of People’s United, and each party will file other relevant documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the United Financial shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of United Financial are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by People’s United and United Financial with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by People’s United may be obtained free of charge from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information,” and the documents filed by United Financial may be obtained free of charge from United Financial at www.unitedfinancialinc.com under the heading “Investor Relations” and then under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from People’s United upon written request to People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, by calling (203) 338-4581, or by sending an email to Andrew.Hersom@peoples.com or from United Financial upon written request to United Financial, 225 Asylum Street, Hartford, Connecticut 06103 Attn: Investor Relations, by calling (860) 291-3600 or by sending an email to mshaw@bankatunited.com.

People’s United and United Financial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United Financial in favor of the approval of the merger. Information regarding People’s United’s directors and executive officers is contained in People’s United’s Annual Report on Form 10-K for the year ended December 31,

2018 and its Proxy Statement on Schedule 14A, dated April 2, 2019, which are filed with the SEC. Information regarding United Financial’s directors and executive officers is contained in United Financial’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 3, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.